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                             May 2, 2022

       Jonathan Ricker
       President and Chief Executive Officer
       Mass Megawatts Wind Power, Inc.
       100 Boston Turnpike, Ste J9B#290
       Shrewsbury, MA 01545

                                                        Re: Mass Megawatts Wind
Power, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed April 6, 2022
                                                            File No. 000-32465

       Dear Mr. Ricker:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 Filed April 6, 2022

       Item 1. Business, page 3

   1. Please revise your disclosure to clarify the nature and status of your current operations versus your intended
future operations. In that regard, we note you disclose on page 17 that you currently have
no solar tracker prototypes suitable for commercial or mass
                                                        production and you
disclose on page 10 that you plan to build and operate wind energy power plants. Please
also clarify whether your Solar Tracking System (STS) is patented.
                                                        We note you disclose on
pages 4 and 6 that your STS is "patent pending," yet you also disclose on page 4 that
the STS technology is patented.
   2. We note you provide a return on investment example of the purchase of a 100 kW STS
                                                        (commercial
installation) in Massachusetts on page 7. However, you disclose on page 4 that you plan to offer
6.25 kW rated STS units. Please revise or advise. Please also disclose all material
assumptions and limitations underlying your calculations, including
 Jonathan Ricker
FirstName  LastNameJonathan
Mass Megawatts  Wind Power, Ricker
                            Inc.
Comapany
May  2, 2022NameMass Megawatts Wind Power, Inc.
May 2,
Page 2 2022 Page 2
FirstName LastName
         changes in government incentives, and discuss how you determine projected ROI and payback period.
Item 1A : Risk Factors, page 16

3. Please include a risk factor to address the risk that your common shares may be considered penny stock, including any difficulty for investors to sell and the consequences of a reduced pool of investors, market and stock price.
Item 5. Directors and Executive Officers, page 27

4. Please revise the biographical description of your officers and directors to disclose the period during which each such director and executive officer has served in that position.
         In addition, please revise to provide each officer's and director's principal occupation and employment during the past five years, the dates they served in those roles and the name and principal business of any corporation or other organization in which such occupation and employment was carried on. See Item 401 of Regulation S-K.
5. We note you disclose that you have three directors, one of which is considered an independent director. Please revise your disclosure to identify your independent director.
Item 6. Executive Compensation, page 28

6. We note you state that none of the executive officers or directors received compensation in the current fiscal year. Please revise to provide executive compensation disclosure for the fiscal year ended April 30, 2022. See Item 402(m) of Regulation
S-K.
Item 7: Certain Relationships and Related Transactions, page 28

7. We note you disclose that there have been no transactions between the Company and any shareholder owning greater than 5% of the Company's outstanding shares, executive officer or director. However, you also disclose that your chief executive officer has made several advances to the Company over the years. Please revise to disclose all information required pursuant to Item 404(d) of Regulation S-K. In that regard, we note your disclosure in Note 4 to your Financial Statements on page F-18.
Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 29

8. Please expand your disclosure to clarify that your common stock is quoted on the OTC
         Pink and provide the approximate number of stockholders of your common stock at the latest practical date. Refer to Item 201 of Regulation S-K.
 Jonathan Ricker
Mass Megawatts Wind Power, Inc.
May 2, 2022
Page 3
Item 10 Recent Sales of Unregistered Securities, page 30

9. We note your disclosure does not reflect any sales of common stock pursuant to your Regulation A offering statement that was qualified on September 22, 2021. Please advise or revise.
Item 15: Financial Statements and Exhibits, page F-1

10. We note you disclose on page 10 that you license your proprietary technology for the
      MAT from Mr. Ricker, your chief executive officer. Please expand your disclosure to describe the material terms of this license and file it as an exhibit, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
General

11. Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K,
      10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
12. We note your registration statement cover page reflects that you are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. Please tell us the basis for your determination that you are an emerging growth company as it appears your common equity securities were sold pursuant to a registration statement under the Securities Act that was taken effective on November 13, 2002.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameJonathan Ricker
                                                             Division of
Corporation Finance
Comapany NameMass Megawatts Wind Power, Inc.
                                                             Office of Energy &
Transportation
May 2, 2022 Page 3
cc:       William Eilers
FirstName LastName